UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*


                               OSB FINANCIAL CORP.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                   670989 10 2
                                 (CUSIP Number)

             Donald D. Parker, Chairman of the Board, President and
                             Chief Executive Officer,
                 FCB Financial Corp., 108 East Wisconsin Avenue,
                     Neenah, Wisconsin  54957; (414) 727-3400
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                 With a copy to:
           Jay O. Rothman, Foley & Lardner, 777 East Wisconsin Avenue,
                Milwaukee, Wisconsin  53202-5367; (414) 271-2400

                                November 13, 1996
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Note:     Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    CUSIP No. 670989 10 2


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         FCB Financial Corp.
         IRS Employer Identification No. 39-1760287


     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                     (b)  [X]


     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         WC/00

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Wisconsin

                     7  SOLE VOTING POWER
      NUMBER OF
                        230,866+
        SHARES

                     8  SHARED VOTING POWER
     BENEFICIALLY

       OWNED BY
                        0
                     9  SOLE DISPOSITIVE POWER
         EACH

                        230,866+
      REPORTING

        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH
                        0


    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         230,866+

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [X]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.6%


    14   TYPE OF REPORTING PERSON*

         CO


   +  Beneficial ownership disclaimed.  See Item 5 below.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   Item 1.   Security and Issuer.

             This statement relates to the common stock, par value $.01 per share ("OSB Common Stock"), of OSB Financial Corp., a Wisconsin corporation ("OSB"). The principal executive offices of OSB are located at 430 South Koeller Street, Oshkosh, Wisconsin 54902.


   Item 2.   Identity and Background.

             This statement is being filed by FCB Financial Corp., a Wisconsin corporation ("FCB"), which maintains its principal office at 108 East Wisconsin Avenue, Neenah, Wisconsin 54956. FCB is the holding company of Fox Cities Bank, F.S.B. ("Fox Cities Bank"). FCB is a Wisconsin savings and loan holding company which owns all of the outstanding stock of Fox Cities Bank. Fox Cities Bank is a federally-chartered financial institution headquartered in Neenah, Wisconsin which offers a variety of financial and banking services to the general public, including mortgage and consumer lending.

             The name, business address or residence, present principal occupation or employment, citizenship, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of FCB are set forth in Schedule A hereto which is incorporated herein by reference.

             During the last five years, neither FCB nor, to the best of FCB's knowledge, any of FCB's executive officers or directors (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


   Item 3.   Source and Amount of Funds or Other Consideration.

             Concurrently with entering into the Merger Agreement (as defined in Item 4 below), FCB was granted the Option (as defined in Item 4 below). None of the triggering events permitting exercise of the Option have occurred as of the date of this Schedule 13D. In the event the Option becomes exercisable and FCB wishes to purchase for cash the OSB Common Stock subject thereto, FCB will fund the exercise price from working capital or through other sources, which could include borrowings.

             The shares of OSB Common Stock owned by the only director or executive officer of FCB who owns OSB Common Stock were purchased with personal funds and are held for investment purposes. Details regarding such ownership are set forth in Item 5 of this Schedule 13D.

   Item 4.   Purpose of Transaction.

             FCB has entered into an Agreement and Plan of Merger, dated as of November 13, 1996 (the "Merger Agreement"), providing for the merger of OSB with and into FCB (the "Merger"), pursuant to a merger of equals transaction. FCB will be the surviving corporation in the Merger (the "Surviving Corporation") and will continue to operate under the name FCB Financial Corp. The Merger Agreement has been approved by the Boards of Directors of both of the constituent companies and, subject to shareholder approval of both FCB and OSB shareholders as well as various regulatory approvals, the Merger is expected to be completed during the second quarter of 1997. The banking subsidiaries of the two merger partners are also expected to merge and will thereafter operate under the name Fox Cities Bank, F.S.B. (the "Surviving Bank").

             Under the terms of the Merger Agreement, each share of OSB Common Stock issued and outstanding immediately prior to the effectiveness of the Merger (the "Effective Time") will (except as otherwise provided below) be cancelled and converted into the right to receive 1.46 shares (the "OSB Exchange Ratio") of the common stock, $.01 par value, of FCB (the "FCB Common Stock") plus cash in lieu of any fractional shares. All shares of OSB Common Stock (i) owned by OSB as treasury stock, (ii) owned by the OSB Management Development and Recognition Plans and not allocated to participants thereunder or (iii) owned by FCB will be cancelled and no FCB Common Stock or other consideration will be given in exchange therefor. Shares of FCB Common Stock which are issued and outstanding at the time of the Merger will not be affected by the Merger and will remain outstanding as the same number of shares of the Surviving Corporation. Each option granted by OSB under the terms of the OSB Financial Corp. 1992 Stock Option and Incentive Plan (the "OSB Option Plan") which is outstanding and unexercised prior to the Effective Time will be converted into an option to purchase shares of FCB Common Stock equal to the product of the number of shares of OSB Common Stock subject to the original option and the OSB Exchange Ratio (with fractional shares being rounded up to the nearest whole number) and will have an exercise price per share equal to the exercise price under the original option divided by the OSB Exchange Ratio (with the exercise price rounded down to the nearest whole cent).

             The cancellation and conversion of OSB Common Stock at the Effective Time into shares of FCB Common Stock will cause OSB Common Stock to cease to be listed on The Nasdaq Stock Market and to make OSB Common Stock eligible to terminate registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

             At the Effective Time, it is expected that the quarterly cash dividend of the Surviving Corporation will remain at the current FCB level of $.18 per share. Subsequent dividend policy will be developed by the Board of Directors of the Surviving Corporation.

             The Merger is subject to customary closing conditions, including, without limitation, the receipt of required shareholder approvals of FCB and OSB; the receipt of regulatory approvals, including approval of the Office of Thrift Supervision, to consummate the Merger; and the receipt of opinions of counsel that the Merger will qualify as a tax-free reorganization. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed by FCB with the Securities and Exchange Commission with respect to shares of FCB Common Stock to be issued in the Merger. It is anticipated that shareholders will vote upon the Merger at special meetings of shareholders held by both FCB and OSB in the second quarter of 1997.

             The Merger Agreement contains certain covenants of the parties pending the consummation of the Merger. Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not declare dividends on common stock other than regular quarterly cash dividends and may not issue any capital stock except pursuant to outstanding stock options. The Merger Agreement also contains restrictions on, among other things, charter and bylaw amendments, acquisitions, dispositions of assets, incurrence of indebtedness, certain increases in employee compensation and benefits, the satisfaction of material claims, liabilities or obligations, and material changes to the investment securities portfolio or gap position of FCB or OSB. (See
   Article V of the Merger Agreement.)

             The Merger Agreement provides that, after the Effective Time, the corporate headquarters of the Surviving Corporation will be located in Oshkosh, Wisconsin. The Surviving Corporation's Board of Directors, which will be divided into three classes, will consist of a total of 14 directors, 7 of whom will be selected by FCB and 7 of whom will be selected by OSB. Mr. Donald D. Parker, the current Chairman of the Board, President and Chief Executive Officer of FCB, will serve as Chairman of the Board of Directors of the Surviving Corporation and the Surviving Bank. Mr. James J. Rothenbach, the current President and Chief Executive Officer of OSB, will serve as President and Chief Executive Officer of the Surviving Corporation and the Surviving Bank. Mr. Phillip J. Schoofs, the current Vice President and Treasurer of FCB, will serve as the Vice President, Treasurer and Chief Financial Officer of the Surviving Corporation and the Surviving Bank. (See Article I of the Merger Agreement.)

             The Merger Agreement may be terminated under certain circumstances, including (i) by mutual consent of the parties; (ii) by either party within 20 days of the date of the Merger Agreement (30 days in the case of environmental issues) if such party determines, upon completion of its due diligence, that the Merger would not be in the best interests of such party or its shareholders; (iii) by either party if the Merger is not consummated by September 30, 1997; (iv) by either party if either of FCB's or OSB's shareholders vote against the Merger or if any state or federal law or court order prohibits the Merger; (v) by the non-breaching party if there exist breaches of any representations or warranties contained in the Merger Agreement or in the Stock Option Agreements (as hereinafter defined), which breaches, individually or in the aggregate, would result in a material adverse effect on the breaching party and which are not cured within thirty (30) days after notice; (vi) by the non-breaching party if there occurs a material breach of any covenant or agreement in the Merger Agreement or in the Stock Option Agreements which is not cured within thirty (30) days after notice; (vii) by either party if the Board of Directors of the other party shall withdraw or adversely modify its recommendation of the Merger or shall approve or recommend any competing transaction; or (viii) by either party, under certain circumstances, as a result of a third party tender offer or business combination proposal which such party, pursuant to its directors' fiduciary duties, is, in the opinion of such party's counsel and after the other party has first been given an opportunity to make concessions and adjustments in the terms of the Merger Agreement, required to accept.
   (See Article VIII of the Merger Agreement.)

             The Merger Agreement provides that if a breach described in clause (v) or (vi) of the previous paragraph occurs, then, if such breach is not willful, the non-breaching party will be entitled to reimbursement of its out-of-pocket expenses, not to exceed $200,000. In the event of a willful breach, the non-breaching party will be entitled to its out-of-pocket expenses (which shall not be limited to $200,000) and any remedies it may have at law or in equity, and provided that if, at the time of the breaching party's willful breach, there shall have been a third party tender offer or business combination proposal which shall not have been rejected by the breaching party or withdrawn by the third party, then such breaching party, at the time of termination of the Merger Agreement, will pay to the non-breaching party an additional termination fee equal to $1.0 million. The Merger Agreement also requires payment of a termination fee of $1.0 million, together with reimbursement of out-of-pocket expenses, by one party (the "Target Party") to the other party, if the Merger Agreement is terminated (i) as a result of the acceptance by the Target Party of a third party tender offer or business combination proposal, (ii) as a result of the Target Party's material failure to convene a meeting of shareholders while a third party tender offer or business combination proposal remains outstanding, (iii) following a failure of the shareholders of the Target Party to approve the Merger while a third party tender offer or business combination proposal remains outstanding or, (iv) the Board of Directors of either party to the Merger withdraws or modifies its recommendation of the Merger Agreement, approves or recommends any business combination with a third party, or resolves to take any of the foregoing actions. The termination fees (exclusive of any amounts paid for the reimbursement of expenses) payable by FCB or OSB under the foregoing provisions plus the aggregate amount which could be payable by FCB or OSB under the Stock Option Agreements may not exceed $1.5 million in the aggregate.

             Concurrently with the Merger Agreement, FCB and OSB have also entered into reciprocal stock option and trigger payment agreements (the "Stock Option Agreements") granting each other irrevocable options to purchase up to 19.9% of the other party's shares of common stock issued and outstanding as of November 13, 1996.

             Specifically, under the Stock Option Agreement by and between OSB and FCB (the "OSB/FCB Stock Option Agreement"), OSB granted FCB an irrevocable option to purchase (the "Option") 230,866 shares of OSB Common Stock (subject to adjustment for changes in capitalization and to ensure that the Option remains exercisable for 19.9% of the issued and outstanding shares of OSB Common Stock) at an exercise price of $24.375 per share (the "Exercise Price") under certain circumstances in which the Merger Agreement would be terminable and FCB would be entitled to receive a termination fee thereunder. The Exercise Price is payable, at FCB's election, either in cash or in shares of FCB Common Stock. If the Option becomes exercisable, FCB (i) will have the right to receive, under certain circumstances, a cash settlement that would pay to FCB the difference between the aggregate Exercise Price and the then current market price of the shares of OSB Common Stock underlying the Option and (ii) may request that OSB repurchase from FCB all or a portion of the Option (of if the Option is exercised, to repurchase from FCB all or any portion of the acquired shares of OSB Common Stock) at the price specified in the OSB/FCB Stock Option Agreement.

             Under the Stock Option Agreements, each of FCB and OSB have agreed to vote, prior to November 13, 2001 (the "Expiration Date"), any shares of capital stock of the other party acquired by such party pursuant to the Stock Option Agreements or otherwise beneficially owned by such party on each matter submitted to a vote of shareholders of such other party for and against such matter in the same proportion as a vote of all other shareholders of such other party is voted for and against such matter.

             The Stock Option Agreements provide that, prior to the Expiration Date, neither FCB nor OSB shall sell, assign, pledge, or otherwise dispose of or transfer the shares they acquire pursuant to the Stock Option Agreements (collectively, the "Restricted Shares") except as otherwise specifically provided in the Stock Option Agreements. In addition to the cash settlement and repurchase rights mentioned above, subsequent to the termination of the Merger Agreement, each of the parties will have the right to have such shares of the other party registered under the Securities Act of 1933, as amended, for sale in a public offering, unless the issuer of the shares elects to repurchase them at their then market value. The Stock Option Agreements also provide that, following the termination of the Merger Agreement, either party may sell the Restricted Shares pursuant to a tender or exchange offer approved or recommended, or otherwise determined to be fair and in the best interests of such other party's shareholders, by a majority of the Board of Directors of such other party.

             The Merger Agreement, the joint press release issued in conjunction therewith and the Stock Option Agreements are incorporated herein by reference to Exhibits 2.1, 99, 2.2 and 2.3, respectively, to FCB's Current Report on Form 8-K, dated November 13, 1996, as filed with the Securities and Exchange Commission. The brief summaries of the material provisions of the Merger Agreement and the Stock Option Agreements set forth above are qualified in their entirety by reference to each respective agreement.

             Except as set forth in this Item 4, the Merger Agreement or the OSB/FCB Stock Option Agreement, neither FCB nor, to the best of FCB's knowledge, any of FCB's executive officers or directors, has any present plans or proposals which relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

   Item 5.   Interest in Securities of the Issuer.

   (a) and (b):   By reason of the OSB/FCB Stock Option Agreement, pursuant
   to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, FCB may be deemed to have sole voting and dispositive power with respect to the OSB Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 230,866 shares of OSB Common Stock, or approximately 16.6% of the OSB Common Stock outstanding on November 13, 1996, assuming exercise of the Option. However, FCB expressly disclaims any beneficial ownership of the 230,866 shares of OSB Common Stock which may be acquired by FCB upon exercise of the Option, because the Option is exercisable only in the circumstances set forth in
   Item 4, none of which has occurred as of the date hereof.

             Mr. Phillip J. Schoofs, Vice President and Treasurer of FCB, is the only executive officer or director of FCB who beneficially owns as of the date hereof shares of OSB Common Stock. Mr. Schoofs owns 940 shares of OSB Common Stock and has the sole power to vote and to direct the disposition of such shares. These shares are held for personal investment. FCB disclaims that it and Mr. Schoofs constitute a "group" for purposes of Section 13 of the Securities Exchange Act of 1934, as amended.

   (c): Except as set forth above, neither FCB nor, to the best of FCB's knowledge, any of FCB's executive officers or directors, has affected any transaction in the OSB Common Stock during the past 60 days.

   (d): So long as FCB has not purchased the OSB Common Stock subject to the Option, FCB does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the OSB Common Stock.

   (e):      Not applicable.


   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             The Merger Agreement contains certain customary restrictions on the conduct of the business of OSB pending the Merger, including certain customary restrictions relating to the OSB Common Stock. Except as provided in the Merger Agreement, the Stock Option Agreements or as set forth herein, neither FCB, nor, to the best of FCB's knowledge, any of FCB's executive officers or directors, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of OSB, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

   Item 7.   Material to be Filed as Exhibits.

             The exhibits listed in the accompanying Exhibit Index are incorporated in this Schedule 13D by reference to the FCB (File No. 0-22066) filing set forth therein.

   SIGNATURE.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:    November 22, 1996

                                      FCB FINANCIAL CORP.


                                      By: /s/ Phillip J. Schoofs
                                           Phillip J. Schoofs
                                           Vice President and Treasurer

                                   SCHEDULE A


             Set forth below is the name, business address or residence, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of FCB. Each of the directors and executive officers of FCB is a citizen of the United States. If no address is given, the director's or executive officer's business address is FCB Financial Corp., 108 East Wisconsin Avenue, Neenah, Wisconsin 54956. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with FCB.

    Name Present Principal Occupation or Employment and Address

    Directors of FCB

    Richard A. Bergstrom      President, Bergstrom Hotel, Inc. and
                              Executive Vice President, Bergstrom
                              Corporation (an operator of hotels and
                              automobile dealerships), P.O. Box 549,
                              Neenah, WI 54957-0549

    Walter H. Drew            Retired, Former President and Chief
                              Executive Officer, Menasha Corporation (a paper manufacturer and converter), P.O.
                              Box 422, Menasha, WI  54952-0422

    David L. Erdmann          Chairman, Chief Executive Officer and
                              President, Outlook Group Corp. (a graphic
                              services company offering speciality
                              printing, converting and packaging), 1180
                              American Drive, Neenah, WI  54956

    Donald S. Koskinen        Retired, Former President, Banta Company,
                              a division of Banta Corporation (a
                              commercial printing and graphic services
                              company), 315 Lake Road, Menasha, WI
                              54952

    Donald D. Parker          Chairman of the Board, President and Chief
                              Executive Officer

    William A. Raaths         President, Wisconsin Tissue Mills, Inc. (a
                              paper products manufacturer and a
                              subsidiary of Chesapeake Corporation) and
                              Group Vice President - Tissue Products,
                              Chesapeake Corporation ( a manufacturer of
                              tissue, packaging and wood products), 100
                              Main Street, Menasha, WI  54952

    William J. Schmidt        Chairman of the Board, U.S. Oil Co., Inc.
                              (a petroleum distributor), 425 S.
                              Washington Street, Combined Locks, WI
                              54113

    Executive Officers of FCB

    Donald D. Parker          Chairman of the Board, President and Chief
                              Executive Officer

    Harold L. Hermansen       Vice President and Secretary

    Phillip J. Schoofs        Vice President and Treasurer

    Michael J. Mancl          Vice President

    Executive Officers of Fox Cities Bank

    Donald D. Parker          Chairman of the Board, President and Chief
                              Executive Officer

    Harold L. Hermansen       Vice President-Lending and Secretary

    Phillip J. Schoofs        Vice President-Finance and Treasurer

    Michael J. Mancl          Vice President-Marketing

                               FCB FINANCIAL CORP.

                          EXHIBIT INDEX TO SCHEDULE 13D


        (2.1) Agreement and Plan of Merger, dated as of November 13, 1996, by and among FCB Financial Corp. and OSB Financial Corp. [Incorporated by reference to Exhibit 2.1 to FCB Financial Corp.'s Current Report on Form 8-K, dated November 13, 1996]

        (2.2) Stock Option and Trigger Payment Agreement, dated as of November 13, 1996, by and among FCB
                  Financial Corp. and OSB Financial Corp.
                  [Incorporated by reference to Exhibit 2.2 to FCB Financial Corp.'s Current Report on Form 8-K, dated November 13, 1996]

        (2.3) Stock Option and Trigger Payment Agreement, dated as of November 13, 1996, by and among OSB
                  Financial Corp. and FCB Financial Corp.
                  [Incorporated by reference to Exhibit 2.3 to FCB Financial Corp.'s Current Report on Form 8-K, dated November 13, 1996]

         (99) Joint Press Release of FCB Financial Corp. and OSB Financial Corp., dated November 14, 1996. [Incorporated by reference to Exhibit 99 to FCB Financial Corp.'s Current Report on Form 8-K, dated November 13, 1996]